FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 17, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item
1.

Letter to the Buenos Aires Stock Exchange dated March 14, 2003, informing them of the preliminary draft of documents presented to the security regulatory authority in Italy regarding the invitation to a public cash tender offer.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

March 14, 2003

Comisión Nacional de Valores

Re.:    Information art. 3, Chapter XXI of the Listing Regulations

Dear Sirs,

I am writing you as Responsible for Market Relations of TELECOM ARGENTINA STET-FRANCE TELECOM S.A. (“Telecom Argentina”), to inform you that today, Telecom Argentina submitted to the Commissione Nazionale per le Società e la Borsa (“CONSOB”), the security regulatory authority in Italy, a preliminary draft of the documentation regarding the invitation to a public cash tender offer to purchase part of the financial debt of Telecom Argentina, aimed to holders of such financial debt obligations. The terms of such document are similar to those of the preliminary draft submitted to the Commission last February 17.

The referred submission was made to the CONSOB by virtue of the local regulations of Italy, taking into account that the offer will be made to more than 200 bondholders of Telecom Argentina residing in that country.

Finally, I am informing that today, a press release was distributed to the Italian media informing about that submission, the text of which is similar that submitted to the Commission last February 12.

Sincerely,

Pedro Insussarry

Responsible for Market Relations

Telecom Argentina Stet - France Telecom S.A. Alicia Moreau de Justo 50 C1107AAB Buenos Aires - Argentina Telefono (54-11)4968-4000 http://www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date:	March 17, 2003	By:	/S/ CHRISTIAN CHAUVIN
			Name:	Christian Chauvin
			Title:	Vice-President